Exhibit 15.1

FOR IMMEDIATE RELEASE

Editorial Contacts:

Joe Greenhalgh, Director, Investor Relations – USA (510) 713-4430

Ben Starkie, Public Relations Manager – Europe +41-(0) 21-863-5195

Nancy Morrison, Director, Corporate Communications – USA (510) 713-4948

Logitech Posts Seventh Consecutive Record Year

With Best-Ever Fourth Quarter, Exceeds Targets

FREMONT, Calif., April 18, 2005 and ROMANEL-SUR-MORGES, Switzerland, April 19, 2005 — Logitech International (SWX: LOGN) (Nasdaq: LOGI) today announced it has completed its best-ever fourth quarter and posted its seventh consecutive year of record sales and profitability, exceeding its increased targets.

Sales for the fiscal year, ended March 31, 2005, were $1.48 billion, up 17 percent from $1.27 billion in Fiscal Year 2004. Gross margin for FY 2005 was 34 percent, compared with 32.2 percent last year. Operating income was $172 million, an increase of 18 percent over $146 million in the prior year. Net income was $149 million ($3.07 per share), up 13 percent from $132 million ($2.69 per share) last year, which included a one-time favorable impact of $13.4 million ($.26 per share) from the release of a valuation allowance on specific deferred tax assets. Excluding this, net income growth was 26 percent. Cash flow from operations was $203.5 million, up from $166 million one year ago.

For Logitech’s fourth fiscal quarter, sales were $403 million, up 16 percent from $347 million for the same quarter one year ago, due to higher-than-expected demand in key product categories. Gross margin was 33.6 percent, up from 33.2 percent last year. Operating income was $47 million, up 4 percent from $44.9 million last year, as the Company continued to execute its stated FY 05 strategy to invest for future growth. Net income for the quarter was $40.2 million ($0.83 per share), up 5 percent from $38.5 million ($0.78 per share) in the prior year. Cash flow from operations reached a record high for a single quarter at $109 million, up from $82 million one year ago.

Logitech’s retail sales for Q4 grew by 25 percent year over year, with sales up in the Americas by 34 percent and in Europe by 23 percent. Asia also contributed to the growth, with sales up 8 percent. Retail sales were driven by high demand for console gaming peripherals (up 271 percent), speakers (up 102 percent) and cordless mice (up 34 percent).

Logitech’s OEM sales declined by 23 percent for the quarter. This reflects the lack of sales to Sony of products for the PlayStation®2, which were exceptional during the prior year. Sales during Q4 of OEM mice were up by 15 percent, fueled by significant growth in cordless mice.

“We are extremely pleased with the Company’s performance in FY 05, and with its record-breaking performance in each of the four quarters,” said Guerrino De Luca, Logitech’s president and chief executive officer. “This year, we invested significantly for future growth – and our results strongly indicate that these investments are starting to pay off. At the same time, we exceeded our targets for both revenue and operating income, and improved our gross margin. Our ability to deliver a record operating margin of 11.6 percent – even while making significant investments to drive future growth – is a testament to the strength of our business model and our execution.”

Highlights for Logitech’s Fiscal Year 2005

•	Retail sales growth of 27 percent.

•	More than 135 new products introduced, a record.

•	A record 117 million units shipped – more than half were retail products.

•	Retail sales of cordless mice up by 69 percent over last year, driven by cordless mice for notebooks, the new innovative MX™1000 Laser Cordless Mouse, and the MediaPlay™ mouse for controlling digital music.

•	Retail sales of webcams up by 32 percent from last year, driven by continued growth in the use of video instant messaging. During the year, the Company reached the milestone of more than 25 million webcams sold.

•	Retail sales of speakers up by 31 percent from last year.

•	Retail sales of console gaming products up by 172 percent, with sales of gamepads more than four times higher than last year.

•	New factory in Suzhou, China, nearing completion. The plant is expected to be fully operational in June 2005. It offers 30 percent more manufacturing capacity than Logitech’s current factory in Suzhou, and can be doubled beyond that.

•	Repurchased 2,775,000 shares for 167 million Swiss francs (approximately $134 million).

Outlook

“We look to the future with optimism,” continued De Luca. “We have broadened our portfolio with personal peripherals for popular platforms, such as the PSP™, the iPod® and other MP3 players, and home-entertainment systems. We expect sales of our personal peripherals to be boosted by new applications, such as the Video Conversation feature of the recently launched MSN® Messenger 7.0, which is powered by Logitech technology. And we have continued confidence in the long-term growth potential of cordless peripherals, such as mice, keyboards, gaming controllers and headsets.”

Logitech provided targets for the current fiscal year, ending March 31, 2006, of year-over-year sales growth of 15 percent and operating income growth of 15 percent.

Management Team Update

Logitech also announced that Marcel Stolk, senior vice president of worldwide sales and marketing plans to leave the Company in June 2005, to pursue personal and business interests nearer to his home and family in the Netherlands. Mr. Stolk has been with Logitech for more than 14 years, and assumed his current position in 2001. He has been instrumental in Logitech’s sustained growth over the past several years. Mr. Stolk will leave behind a strong sales and marketing management team, well prepared to continue Logitech’s momentum. Mr. Stolk will assist with the management transition once his successor is named.

Earnings Teleconference

Logitech will hold an earnings teleconference on April 19, 2005 at 14:00 Central European Summer Time/8:00 a.m. Eastern Daylight Time/5:00 a.m. Pacific Daylight Time to discuss these results as well as guidance for Fiscal Year 2006. A live webcast and replay of the teleconference, including presentation slides, will be available on the Logitech corporate Web site at www.logitech.com/investors. Please visit the Web site at least 10 minutes early to register for the teleconference webcast.

Investor Meeting in London

Logitech will hold an investor meeting in London on May 5, 2005 at 09:45 British Summer Time/4:45 a.m. Eastern Daylight Time/1:45 a.m. Pacific Daylight Time. A live video webcast and replay of the meeting will be available on the Logitech corporate Web site at www.logitech.com/investors.

About Logitech

Founded in 1981, Logitech designs, manufactures and markets personal interface products that enable people to effectively work, play, and communicate in the digital world. Logitech International is a Swiss public company traded on the SWX Swiss Exchange (LOGN) and in the U.S. on the Nasdaq National Market System (LOGI). The company has manufacturing facilities in Asia and offices in major cities in North America, Europe and Asia Pacific.

# # #

This press release contains forward-looking statements, including the statements regarding the effect of current investments on future growth, the strength of our profitability and investment strategy, business model and sales and marketing management; expected operational date for our new factory, peripherals sales growth expectations, as well as sales and operating income growth for Fiscal Year 2006. These forward-looking statements involve risks and uncertainties that could cause Logitech’s actual performance to differ materially from that anticipated in these forward-looking statements. Factors that could cause actual results to differ materially include our ability to introduce successful products in a timely manner, the effect of pricing, product, marketing and other initiatives by our competitors, and our reaction to such initiatives, on our sales, gross margins and profitability, our ability to match production to demand and to coordinate the worldwide manufacturing and distribution of our products in a timely and cost-effective manner, our new factory in China being significantly delayed or our operations in China being adversely impacted by strains on Chinese energy, transportation, or other infrastructures, general economic and political conditions, the effect of fluctuations in exchange rates, as well as generally those additional factors set forth in our periodic filings with the SEC, available at www.sec.gov, including our Report on Form 6-K for the quarter ended December 31, 2004. Logitech does not undertake to update any forward-looking statements.

Logitech, the Logitech logo and other Logitech marks are owned by Logitech and may be registered. All other trademarks are the property of their respective owners. For more information about Logitech and its products, visit the Company’s Web site at www.logitech.com.

LOGITECH INTERNATIONAL S.A.

(In thousands, except per share / ADS) - Unaudited

	Quarter Ended March 31
CONSOLIDATED STATEMENTS OF INCOME	2005	2004
Net sales	$402,648	$347,128
Cost of goods sold	267,524	231,781

Gross profit	135,124	115,347

% of net sales	33.6%	33.2%
Operating expenses:
Marketing and selling	51,531	41,527
Research and development	20,558	16,571
General and administration	16,085	12,309

Total operating expenses	88,174	70,407

Operating income	46,950	44,940
Interest income (expense), net	423	(189)
Other income (expense), net	(40)	480

Income before income taxes	47,333	45,231
Provision for income taxes	7,100	6,779

Net income	$40,233	$38,452

Shares used to compute net income per share and ADS:
Basic	44,226	45,117
Diluted	49,533	50,404
Net income per share and ADS:
Basic	$0.91	$0.85
Diluted	$0.83	$0.78

LOGITECH INTERNATIONAL S.A.

(In thousands, except per share / ADS) - Unaudited

	Twelve Months Ended March 31
CONSOLIDATED STATEMENTS OF INCOME	2005	2004
Net sales	$1,482,626	$1,268,470
Cost of goods sold	979,039	859,548

Gross profit	503,587	408,922

% of net sales	34.0%	32.2%
Operating expenses:
Marketing and selling	201,353	156,793
Research and development	73,900	61,289
General and administration	56,660	45,286

Total operating expenses	331,913	263,368

Operating income	171,674	145,554
Interest income (expense), net	141	(1,858)
Other income, net	3,791	1,973

Income before income taxes	175,606	145,669
Provision for income taxes	26,340	13,516

Net income	$149,266	$132,153

Shares used to compute net income per share and ADS:
Basic	44,252	45,346
Diluted	49,562	50,160
Net income per share and ADS:
Basic	$3.37	$2.91
Diluted	$3.07	$2.69

LOGITECH INTERNATIONAL S.A.

(In thousands) - Unaudited

CONSOLIDATED BALANCE SHEETS	March 31, 2005	March 31, 2004	March 31, 2003
Current assets
Cash and cash equivalents	$341,277	$294,753	$218,734
Accounts receivable	229,234	206,187	181,644
Inventories	175,986	135,561	124,123
Other current assets	50,364	45,304	38,762

Total current assets	796,861	681,805	563,263
Investments	16,793	16,172	1,458
Property, plant and equipment	52,656	37,308	38,914
Intangible assets
Goodwill	134,286	108,615	108,615
Other intangible assets	15,816	12,543	17,523
Other assets	2,460	9,473	8,529

Total assets	$1,018,872	$865,916	$738,302

Current liabilities
Short-term debt	$9,875	$14,129	$10,102
Accounts payable	177,748	143,016	129,326
Accrued liabilities	156,575	113,752	98,134

Total current liabilities	344,198	270,897	237,562
Long-term debt	147,788	137,008	131,615
Other liabilities	737	931	3,563

Total liabilities	492,723	408,836	372,740
Shareholders’ equity	526,149	457,080	365,562

Total liabilities and shareholders’ equity	$1,018,872	$865,916	$738,302

LOGITECH INTERNATIONAL S.A.

(In thousands, except per share / ADS) - Unaudited

	Quarter Ended March 31		Twelve months Ended March 31
SUPPLEMENTAL FINANCIAL INFORMATION	2005	2004	2005	2004
Depreciation	$7,183	$5,808	$26,041	$26,164
Amortization of other acquisition-related intangibles	1,685	1,295	6,320	5,240
Operating income	46,950	44,940	171,674	145,554
Operating income before depreciation and amortization	55,818	52,043	204,035	176,958
Capital expenditures	13,019	6,998	40,541	24,718

Net sales by channel:
Retail	$352,169	$281,990	$1,294,404	$1,020,290
OEM	50,479	65,138	188,222	248,180

Total net sales	$402,648	$347,128	$1,482,626	$1,268,470

Net sales by product family:
Retail - Cordless	$117,244	$99,528	$453,519	$341,082
Retail - Corded	76,145	75,778	296,346	294,829
Retail - Video	50,438	54,396	201,626	166,418
Retail - Audio	52,123	27,973	158,134	118,641
Retail - Gaming	38,694	22,203	146,517	82,872
Retail - Other	17,525	2,112	38,262	16,448
OEM	50,479	65,138	188,222	248,180

Total net sales	$402,648	$347,128	$1,482,626	$1,268,470

A reconciliation between net income on a GAAP basis and non-GAAP basis is as follows:

GAAP net income	$149,266	$132,153
Less: Release tax valuation allowance (1)	—	13,350

Non-GAAP net income	$149,266	$118,803

Shares used to compute net income per share and ADS:
Basic	44,252	45,346
Diluted	49,562	50,160
Non-GAAP net income per share and ADS:
Basic	$3.37	$2.62
Diluted	$3.07	$2.37

(1)	During the quarter ended December 31, 2003, the Company released a valuation allowance on specific deferred tax assets that was no longer required. As a result, the income tax provision and net income for the year ended March 31, 2004, included a one-time favorable impact of $13.4 million. In order to provide investors with information comparable to historically reported data, Logitech believes it is appropriate to provide net income and net income per share excluding the favorable impact of the release of the valuation allowance.